March 4, 2009

Mr. Eric Atallah

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop: 3030

100 F. Street N.E.

Washington D. C. 20549-7010

Re:          Pro-Dex Inc.

                Form 10-KSB for fiscal year ended June 30, 2008

                Filed September 22, 2008

                Form 10-Q for quarter ended December 31, 2008

                File No. 0-14942

Dear Mr. Atallah:

On behalf of Pro-Dex Inc., I am responding to your letter dated February 13, 2009 relating to the above-referenced quarterly and annual reports.  Our responses are named and numbered to correspond with the names and numbers of the comments contained in your letter.  For your convenience, we have included a copy of the text of your comment above each of the responses.

Form 10-KSB for the fiscal year ended June 30, 2008

Item 8A(T) – Controls and Procedures, page 25

  The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act.  Please revise your future filings to remove the language or to revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).  this comment also applies to your Item 4 disclosures in your forms 10-Q for the quarters ended September 30 and December 31, 2008.

Company’s Response:

We note the staff’s comment and will revise future filings to eliminate the excess language.  It will appear as below with the strikethrough language deleted:

The Chief Executive Officer and Chief Financial Officer (the principal executive officer and principal financial officer, respectively) conducted an evaluation of the design and operation of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)).  Based on that evaluation for the quarter ended December 31, 2008, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective. ~~to ensure that information required to be disclosed by use in the reports filed or submitted by us under the Exchange Act is accumulated, recorded, processed, summarized and reported to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, and to allow timely decisions regarding whether or not disclosure is required.~~

Note 2. summary of Significant Accounting Policies, page 33

Revenue recognition, page 33

  We note that you recognize revenue under research and development agreements as certain deliverables are met as specified in each development contract.  Please address the following:

    Revise future filings to disclose the significant terms of our research and development contracts and explain how you account for the agreements.

Company’s Response:

We discuss the terms of the research and development contracts in Item 1. Description of Business (page 4) and we note the staff’s comment and will revise future filings to include the following in the Note 2 disclosure.  It is as follows:

We seek customer-funded projects to customize generic rotary drive, motion control, and electric motor technology platforms to specific customer requirements.  For customer-funded development projects, costs are capitalized and recognized as a cost of sales when specific deliverables within the development contracts are earned, matching the costs to the revenue.  Revenue related to these fees can vary greatly due to the timing of contract milestones that prompt the revenue recognition.  The results of customer-funded development work are intended to provide long-term exclusive manufacturing agreements and may provide the customer with the retention of the intellectual property developed.  The identity of our customers is generally protected by a non-disclosure agreement.

    Tell us why such funding is classified as revenue instead of presented as a reimbursement against research and development expenses.

Company’s Response:

In the terms of certain research and development contracts, part of the technology that we are contracted to produce is not retained by us, but rather transferred to the funding company for future economic benefit.  Therefore, as cited by FAS 68 paragraph 10, we view the transaction as an obligation to perform contractual services.

    As appropriate, revise future filings to explain how you apply any relevant authoritative literature, such as SOP 81-1, EITF 00-21, EITF 07-01, etc.

Company’s Response:

We note the staff’s comment and will revise future filings as appropriate to reflect the application of relevant authoritative literature as it applies to our contracts, specifically including language referencing SOP 81-1 as it is most relevant to our operations.

Contract revenue for customer funded research and development is principally recognized based on the achievement of contractual milestones and the COS is recognized as the ratio of total actual incurred costs to date to total estimated costs for each contract (cost-to-cost method) in accordance with Statement of Position No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Generally, the Company reviews cost performance and estimates to complete on its ongoing contracts at least annually.  The impact of revisions of profit estimates are recognized on a cumulative catch-up basis in the period in which the revisions are made.

The Company’s estimates of contract costs are based on expectations of costs to deliver the milestone. These estimates can change based on unforeseen technology and integration issues, but known risk factors and contract challenges are generally allowed for in the initial scope and cost estimate of the program. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known. In certain circumstances, specific contracts in which the Company cannot reliably make estimates of total revenues and expenses are accounted for under the completed contract method. Under the completed contract method, all revenue and expenses attributable to the specific contract are deferred until the end of the project.

Goodwill and Intangible Assets, page 34

  We note that you performed your annual goodwill testing on April 1, 2008 and did additional testing as of June 30, 2008.  We note that your common share price and your overall market capitalization have significantly declined during the interim periods since the completion of your fiscal year ended June 30, 2008.  We also note that your total market capitalization of approximately $4.2 million is significantly below your book value at December 31, 2008 ($13.2 million).  This decline in your market capitalization may be indicative of an impairment of your recorded investment in its intangible assets and goodwill.  Given this significant decline in market capitalization, please address the following matters with respect to your most recent impairment analysis of goodwill:

    We note that you updated your annual impairment analysis for goodwill on June 30, 2008.  In this regard, please explain the method(s) and provide us with a summary of material relevant facts, assumptions and estimates you used in your impairment analysis for each of your various reporting units and further explain to us why you concluded that no impairment of goodwill was necessary.

Company’s Response:

We have one amortizing intangible asset (patent) and two other goodwill assets associated with the stock acquisition of Micro Motors, acquired in 1995, and the asset acquisition of Astromec in 2006.

The Micro Motors goodwill is carried at approximately $1.1 million.  Its value is the remaining unamortized goodwill from the purchase of Micro Motors in 1995.  The Micro Motors business is the basis for the Pro-Dex rotary motion technology, which represents the largest group of revenue producing products for Pro-Dex.  We believe that this asset retains its book value since, if it did not exist, there would be no basis for the overall market value of the Company.  As the Company continues as a viable entity, no impairment exists.

The Astromec goodwill is carried at approximately $1.9 million.  This goodwill is the result of the purchase of certain assets of Astromec, Inc in 2006.  Astromec develops and produces small DC motors that can withstand harsh environments, and these motors can be used in the Company’s rotary motion products.  This valuation is supported by the increased growth available to the Company through the enablement of our value proposition to the Company’s customers of bringing a product to market faster.  Astromec was purchased because it greatly enables Pro-Dex’s core business model of bringing powered products to market faster.  In the development of any powered product, motor development is a long-lead item.  Pro-Dex’s ability to develop its own motors has greatly shortened our lead time, enabling us to improve our speed, which has in turn, enabled us to land more business.

The value of the Astromec goodwill is therefore supported by two elements:

1.     a discounted cash flow valuation of base Astromec business plus

2.     the additional business Pro-Dex has gained as a result of being able to produce its end product of medical devices faster.  We believe that Pro-Dex had gained three new contracts in its FY 2008 due to the ability to produce motors internally through the Astromec asset.

The forecast cash flows from the standalone business were added to the increased margin forecast cash flows from the three new contracts for a 5 year period and discounted back to present at the weighted average cost of capital.  This cash flow model produced a value greatly above the carrying value of the asset, therefore no impairment was necessary.

The remaining intangible is associated with a patent acquired in 2005.  Pro-Dex has developed this patented technology into a finished product and has completed its incubation of the product (clinical effectiveness, thought-leader support, etc.).  We are currently seeking a partner who has the dental distribution channels to fully exploit its value.  Our relationship with this partner may be the sale of product to them or an outright sale of the assets to the partner.  Either way, the product’s (and therefore the patent’s) value is substantially higher than its carrying value when coupled with the proper distribution channel

  This conclusion is supported by a discounted cash flow valuation using forecasts that assume the broader product distribution network. Whether we ultimately sell products to the partner or the entire asset to another party, both models easily support the value of the goodwill currently carried on Pro-Dex’s books, verifying that no impairment was necessary. In the event that it becomes evident that we will not be able to secure a partner in any form, it would be management’s opinion that the asset may be impaired.

    In light of the significant decrease in your market capitalization, please indicate if you plan to perform or have performed an impairment analysis since your year ended June 30, 2008.

Company’s Response:

We believe we are in an unusual economic environment where the market capitalization, especially for small, thinly traded securities, may not reflect the true value of the underlying assets or indicate impairment.  That being said, we constantly evaluate the assumptions to our valuation models to determine if anything material has changed that would necessitate performing an off cycle impairment analysis.  At this time, there has been no triggering event that would indicate our assumptions surrounding the valuation of the intangibles would change.

    If an updated impairment analysis was performed, please provide us with a summary of the results of the most recently completed impairment analysis.

Company’s Response:

There have been no circumstances or triggering events that would indicate that additional impairment testing is warranted.  If and when one occurs, we will review and retest.  Otherwise we will retest again as of April 1, 2009.

    Given the significant disparity between you current market capitalization and your book value, please explain the facts and circumstances which management believes are responsible for the significant disparity between your market capitalization and the book values for your equity.

Company’s Response:

As a company with a very small market capitalization and a limited shareholder base, our market capitalization has been negatively affected by the very unusual economic and market environment in which we operate.  We believe our market capitalization does not reflect the true value of the Company and we believe our market capitalization is not indicative our the true economic value of our assets.  As you note, our market capitalization is significantly below metrics such as our total book value. We further note that it is also trading below our tangible book value as well, a further indication that the market capitalization does not reflect the true value of the company.

In a research report prepared by SMH Capital investment banking group dated February 13, 2009, an analysis is prepared examining different trading multiples for orthopedic related companies.  The companies are broken down by market capitalization into large, medium and small cap companies.  Pro-Dex is included as a “Small-Cap Orthopedic Company.” The analysis shows a strong difference in the valuations of the companies based on total market capitalization, with the small caps being most adversely affected.  The companies classified as “large Cap” are trading at 70% of their 52 week high, 2.4x revenues and 7.9x EBITDA.  The 15 companies classified as “Mid-Caps” were as expected, in the middle of the trading multiple, trading at 54% of their 52 week high, 1.5x revenues and 8.2x EBITDA, “Small Cap” companies are trading at 29% of their 52 week high, 1.5x revenues and 11.4x EBIDTA.  The EBITDA multiple can be misleading for the small caps as of the 15 companies in the sample size, only 4 had a positive EBITDA, of which Pro-Dex was one.  Of the large caps, all 7 companies exhibited a positive EBITDA.  We feel this analysis confirms that the current market environment exhibits a significant disproportionately unfavorable effect against small public companies in general and Pro-Dex in particular.

Note 7, Net Income per Share, page 43

  Please revise future filings to provide the disclosures required by paragraph 40© of SFAS 128.  Please note that this disclosure should include disclosure of the number of securities that could potentially dilute the basic EPS in the future but were specifically excluded because to do so would have been antidilutive.

Company’s Response:

We note the staff’s comment and will revise future filings to report the number of securities based on “out of the money options” or options with no intrinsic value, that could potentially dilute the basic EPS in the future but were specifically excluded because to do so would have been antidilutive.

Form 10-Q for the quarter ended December 31, 2008

Note 3, Warranty, page 6

  We note the material change in estimate related to your warranty accrual.  Please revise your future filings to address the following:

    Revise the Critical Accounting Policies section of your MD&A to discuss the significant judgments and assumptions involved in your warranty accrual.  Explain how your results could differ had you made different judgments or should management’s judgments be incorrect.

Company’s Response:

We note the staff’s comment and will revise future filings to include the significant judgments and assumptions involved in our warranty accrual and explain how our results could differ had we made different judgments or should management’s judgments be incorrect.

    Revise your warranty rollforward to separately disclose the aggregate changes in your liability for accruals related to preexisting warranties (including adjustments related to changes in estimates), as required by paragraph 14(b) of FIN 45.

Company’s Response:

We note the staff’s comment and will revise future filings for the warranty rollforward to separately disclose the aggregate changes in our liability for accruals related to preexisting warranties (including adjustments related to changes in estimates), as required by paragraph 14(b) of FIN 45.

/S/ Mark Murphy

Mark Murphy, CEO

/S/ Jeffrey J. Ritchey

Jeffery J. Ritchey, CFO